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                                                                  EXHIBIT (a)(1)

                 LETTER TO STOCKHOLDERS DATED FEBRUARY 12, 2001

                                     [LOGO]

February 12, 2001

Dear Stockholder:

     I am pleased to inform you that Egreetings Network, Inc. has entered into a merger agreement with AmericanGreetings.com, Inc., pursuant to which a wholly owned subsidiary of AmericanGreetings.com has commenced a tender offer to purchase all of the outstanding shares of Egreetings' common stock for $0.85 per share in cash. The tender offer is conditioned upon, among other things, at least a specified minimum number of Egreetings' shares outstanding being tendered and not withdrawn and increases in certain liabilities of Egreetings less any increase in its net tangible assets not exceeding $1 million. If completed, the tender offer will be followed by a merger in which each share of Egreetings' common stock not purchased in the tender offer will be converted into the right to receive $0.85 per share in cash.

     Your Board of Directors has determined that the terms of the AmericanGreetings.com offer and the merger are fair to and in the best interests of Egreetings' stockholders and recommends that Egreetings' stockholders accept the AmericanGreetings.com offer, tender their shares of Egreetings' common stock pursuant to the offer and, if required under the Delaware General Corporation Law or Egreetings' Certificate of Incorporation or Bylaws, vote to adopt the merger agreement.

     In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9. Included as an annex to the attached Schedule 14D-9 is the written opinion dated February 5, 2001 of Egreetings' financial advisor, Credit Suisse First Boston Corporation, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the $0.85 per share cash consideration to be received in the tender offer and the merger by the holders of Egreetings' common stock was fair, from a financial point of view, to such holders (other than AmericanGreetings.com and its affiliates). You should read the opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse First Boston Corporation in rendering its opinion.

     Enclosed are AmericanGreetings.com's Offer To Purchase, dated February 12, 2001, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to carefully consider this information.

                                 /s/ Andrew J. Moley
                                 Director, Chief Executive Officer and President